

East Coast Utilities Seminar

   

WELLINGTON SHIELDS & CO. • BERENSON & CO. • BOSTON • AUGUST 9 – 11, 2010

Safe Harbor Statement

Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding Pepco Holdings' intents, beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause PHI's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond Pepco Holdings' control and may cause actual results to differ materially from those contained in forward-looking statements: prevailing governmental policies and regulatory actions affecting the energy industry, including allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of transmission and distribution facilities, and the recovery of purchased power expenses; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; general economic conditions, including potential negative impacts resulting from an economic downturn; changes in tax rates or policies or in rates of inflation; changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; rules and regulations imposed by Federal and/or state regulatory commissions, PJM, the North American Electric Reliability Corporation and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that influence PHI's business and profitability; pace of entry into new markets; volatility in customer demand for electricity and natural gas; interest rate fluctuations and credit and capital market conditions; and effects of geopolitical events, including the threat of domestic terrorism. Any forward-looking statements speak only as to the date of this presentation and Pepco Holdings undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for Pepco Holdings to predict all such factors, nor can Pepco Holdings assess the impact of any such factor on Pepco Holdings' business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing review of factors should not be construed as exhaustive. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.



PHI's Strategic Repositioning

- We have been repositioning PHI over the last year
  - Wind-down of retail energy supply business at Pepco Energy Services
  - Completed sale of Conectiv Energy's wholesale power generation business
  - Liquidation of Conectiv Energy's remaining contracts and assets

- PHI is becoming fundamentally a regulated T&D company with significantly reduced direct exposure to the energy commodity markets

Forecast Business Mix Based on 2011-2014 Projected Operating Income



5 - 10%

90 - 95%

■ Regulated T&D ■ Pepco Energy Services/Other

Note: See Safe Harbor Statement at the beginning of today's presentation.



PHI's Strategic Focus









PHI Pepco Holdings, Inc

Power Delivery

atlantic city electric — A PHI Company | delmarva power — A PHI Company | pepco — A PHI Company

- Invest in T&D infrastructure
- Implement Blueprint for the Future – AMI, energy efficiency, demand response, decoupling
- Achieve constructive regulatory outcomes
- Increase operational excellence

Pepco Energy Services

pepco Energy Services



- Build profitable market share in the energy performance contracting business focused on government customers
- Increase earnings contribution from energy services

Note: See Safe Harbor Statement at the beginning of today's presentation.



Power Delivery Business Outlook

- Over $5.4 billion in planned infrastructure investment over next 5 years

- Accelerated smart grid deployment backed by $168 million in stimulus grants

- Revenue growth through continued modest, long-term growth in the number of customers – comparatively strong, resilient economy

- Achieving constructive regulatory outcomes – ongoing rate cases, decoupling, FERC formula and incentive rates

- Continued improvement in operating performance – safety, customer satisfaction, reliability, cost

> *Our plan positions us for significant long-term growth in both transmission and distribution.*

Note: See Safe Harbor Statement at the beginning of today's presentation.



Power Delivery – The Driver of Growth

PHI
Pepco Holdings, Inc

Projected Year-End Rate Base

Millions

- **12.4% CAGR (2009-2014)**

Year	Transmission	Gas Distribution	Electric Distribution	Total
2009	$1,122	$218	$3,425	$4,765
2010	$1,382	$226	$3,749	$5,357
2011	$1,799	$237	$4,087	$6,123
2012	$2,390	$243	$4,417	$7,050
2013	$2,884	$249	$4,725	$7,858
2014	$3,196	$252	$5,115	$8,563

■ Electric Distribution ■ Gas Distribution ■ Transmission

Total Rate Base Growth - 80%	Electric Distribution Rate Base Growth - 49%	Transmission Rate Base Growth - 185%

Note: See Safe Harbor Statement at the beginning of today's presentation.

MAPP – Project Update

Pepco Holdings, Inc



Baltimore
Dover
Washington, DC
Georgetown
Burches Hill
Chalk Pt.
Possum Pt.
Cambridge
Indian River
Calvert Cliffs
Vienna
Salisbury
North Anna
MAPP HVAC Power Line
MAPP HVDC Power Line
Nuclear Generation
Fossil Generation
Substation
AC/DC Converter Station

Total Projected Construction cost: $1.2 billion
Current In-Service Date: June 2014

PJM

- PJM is finalizing its 2010 RTEP process; expect further direction on MAPP later this month
- RTEP study will establish need and timing for major transmission projects in PJM
- Preliminary results show reactive deficiencies in MAAC and EMAAC in 2015; alternatives under study
- PJM identified MAPP as the most robust EMAAC transmission alternative regardless of the MAAC alternative outcome

Pending Regulatory Approvals

- CPCN procedural schedule suspended pending 2010 RTEP study completion
- Plan to file an updated CPCN by early 4Q2010
- Field reviews with state and federal environmental agencies continuing for Southern Maryland portion

Ongoing Work

- Agreements in place for areas of new right of way and converter station locations
- Environmental permitting and engineering design
- Review of bids from HVDC vendors
- Construction activities on hold pending permits

Note: See Safe Harbor Statement at the beginning of today's presentation.

Blueprint for the Future

Combines smart grid technology with energy efficiency programs to help customers control their energy use and cost, while providing earnings potential for the Company



- Advanced Metering Infrastructure
  - Meter installation underway in DE (155,000 meters installed through July 2010), regulatory asset approved
  - Meter installation to begin in DC in 4Q2010, regulatory asset approved
  - Filing pending in MD
- Energy efficiency and demand response programs
  - Demand response programs approved in MD and NJ, recovery through a surcharge; proposal pending in DC
  - Energy efficiency approved in MD and DC, recovery through a surcharge
- Revenue decoupling
  - Implemented in MD and DC; 66% of total distribution revenue is decoupled
  - To be implemented in DE following resolution of electric distribution base rate case (3Q2010)
- Innovative rate structures
  - Dynamic pricing proposals pending in DC and DE

Projected Construction Costs: $334 million [1]
Other Expenditures: $241 million [2]

(1) Net of DOE Reimbursement
(2) Demand response and energy efficiency program costs are recorded as deferred regulatory assets

Note: See Safe Harbor Statement at the beginning of today's presentation.

7

Distribution Rate Cases – Most Recent Decisions



(Millions of Dollars)	Pepco Maryland Electric Rate Case		ACE New Jersey Electric Rate Case	
	Final Position	Approved	Final Position	Approved
Date	5/21/10*	8/6/10	2/19/10	5/12/10
Rate Base	$924.1	$906.0	$808.8	$761.6
Equity Ratio	48.73%	48.87%	49.58%	49.10%
Return on Equity	10.75%	9.83%	11.50%	10.30%
Revenue Requirement	$28.2	$7.8	$45.8	$20.0
Residential Total Bill % Increase		0.5%		1.2%
New Rates Effective		7/29/10		6/1/10

Maryland Order Summary

Revenue requirement – final position	$28.2
Reduce return on equity to 9.83%	(7.0)
Denial of post test year expenses and other items	(7.0)
Depreciation/amortization related (no earnings impact)	(6.4)
Revenue increase per order	$7.8

* Final briefed position

Distribution Rate Cases – Most Recent Decisions (continued)



(Millions of Dollars)	DPL Maryland Electric Rate Case		Pepco DC Electric Rate Case	
	Final Position	Approved	Final Position	Approved(2)
Date	11/4/09[1]	12/2/09	12/9/09[1]	3/2/10
Rate Base	$311.8	$306.4	$1,020.0	$1,010.3
Equity Ratio	49.87%	49.87%	46.18%	46.18%
Return on Equity	10.75%	10.00%	10.75%	9.625%
Revenue Requirement	$13.6	$7.5	$44.5	$19.8
Depreciation Expense Reduction/(Increase)	–	–	($4.7)	$1.7
Residential Total Bill % Increase		1.3%		1.8%
New Rates Effective		12/2/09		3/23/10

(1) Date of company's reply brief.

(2) On 6/23/10, the Commission issued an order granting in part Pepco's application for reconsideration. The impact of the decision is an additional $1.0 million of allowed rate base and an additional increase in revenues of approximately $0.5 million annually effective 7/21/10.

Distribution Rate Cases – Current Filed Positions



(Millions of Dollars)	DPL – DE Electric	DPL - DE Gas
Date of Most Recent Position	6/22/10	7/2/10
Test Period	12 mos. actual ended 3/31/09	6 mos. actual, 6 mos. forecasted ended 6/30/10
Rate Base	$460.9	$254.1
Equity Ratio	47.52%	48.80%
Return on Equity	10.75%	11.00%[2]
Revenue Requirement	$24.2[1]	11.9[3]
Residential Total Bill % Increase	3.6%	8.1%
Years Since Last Rate Case Decision	3	3
Revenue Requirement Equating to 25 Basis Point Change in ROE	$0.9	$0.5

(1) As permitted by law, an interim rate increase of $2.5 million was put into effect on 11/17/09 and the remaining amount of the requested rate increase was put into effect on 4/19/10, subject to refund.

(2) ROE with Modified Fixed Variable Rate Design (MFVRD) as addressed in Docket No. 09-277T, or 11.25% if the Commission does not approve MFVRD.

(3) If the Commission does not approve MFVRD, the revenue requirement will increase by $0.5 million.

Note: See Safe Harbor Statement at the beginning of today's presentation.

PES Overview

- PES provides retail energy services to large customers
  - Government
  - Commercial and Industrial
  - Institutional

- Energy Services
  - PES develops, installs, operates, and maintains energy efficiency, renewable energy, and combined heat and power projects

- Energy Supply
  - PES is in the process of winding down the Retail Energy Supply business
  - PES also owns two peaking power plants that will be retired in 2012

PES has shifted its strategic focus from Energy Supply to Energy Services





Wind-down of Retail Electric and Natural Gas Supply and Power Plants



- PES is on track in winding down this business and the retail supply contracts completely roll off by 2014

- Power Plants are scheduled for retirement in May 2012

- Gross margin expectations for the contract backlog:
    - Electric: ~$6.00/MWh
    - Natural Gas: ~$0.35/Dth

Key Metrics	2010 YTD	2009	2008
Load Served - MW	2,389	3,195	4,388
MWh Delivered*	6.4	17.8	20.1
Dths Delivered*	28.5	45.8	36.1
O&M Expense*	$23	$60	$50
* millions			
Gross Margins			
$/MWh	$6.07	$6.40	$3.71
$/Dth	$0.20	$0.41	$0.37



Forecasted Gross Margin and O&M



Retail Energy Supply Contract Backlog

Estimated, as of 6/30/2010

Note: See Safe Harbor Statement at the beginning of today's presentation.

Energy Services Overview

- **Energy Efficiency**
  - PES is a leading developer of energy efficiency projects
  - Since 1995, completed $850 million of energy efficiency projects

- **Combined Heat and Power/ Thermal (CHP)**
  - PES develops, operates, and maintains central heating and cooling plants
    - 70,000 tons of cooling
    - 950 MMBtu/hour of heating
    - 23 MW of CHP

- **Renewable Energy**
  - PES owns and operates 12 MW of renewable energy facilities
    - Landfill gas to energy
    - Solar energy

- **Construction Companies**
  - Primarily underground high voltage transmission construction for utilities






Growing Energy Services

- PES has an established track record and was ranked #10 in a 2008 survey with a 3% market share of the energy performance contracting market
  - PES approximates its market share in the Mid-Atlantic region in the range of 25% to 30%
  - PES has an experienced, commercially-oriented team
- PES is focused on government customers
  - Federal, State, and Local governments
  - Established contracts and energy efficiency mandates enable projects
- PES continues to grow its business development staff
  - Sales and engineering staff grew by 40% in 2009
  - Typical sales cycle averages 24 months, sometimes longer for the Federal government
  - Talent added now will create sustainable value over the longer term

2008 North American Market Share Energy Performance Contracting



Source: Frost and Sullivan

Our sales team has doubled since 2008

Recently Signed Energy Efficiency Contract

- PES signs $35 million energy efficiency contract with Prince George's County Public Schools

- **Services**
  - New energy infrastructure (heating/cooling)
  - Lighting/building improvements
  - Energy controls/renewable energy systems
  - 103 county school system facilities

- **Project**
  - Construction begins Mid-August; estimated completion December 2011
  - Fourth contract award to PES by the school system







Conectiv Energy –
Asset Sale Completion



- Sale of wholesale power generation business completed on July 1, 2010

- Proceeds of $1.63 billion (after adjustments) used to pay down PHI debt

- Liquidation of Conectiv Energy's contracts and remaining assets underway; expected completion by year-end 2010

- Total after-tax proceeds from the sale of the wholesale power generation business and the liquidation of the contracts and remaining assets currently expected to be approximately $1.7 billion

- Total after-tax loss from the sale of the wholesale power generation business and the liquidation of the contracts and remaining assets currently expected to be approximately $75 million to $100 million

Note: See Safe Harbor Statement at the beginning of today's presentation.

Conectiv Energy –
Use of Asset Sale Proceeds

- Applied proceeds from Conectiv Energy sale to debt reduction
  - Paid off $450 million bridge financing put in place to fund
    - $200 million of 4% Notes due May 2010
    - $250 million of Floating Rate Notes due June 2010
  - Tendered/called $944 million of long-term debt
    - $750 million of Floating Rate Notes due 2012 ($835 million purchase price)
    - $129 million of 6.125% Notes due 2017 ($145 million purchase price)
    - $65 million of 7.45% Notes due 2032 ($78 million purchase price)
  - Remaining proceeds used to pay down short-term debt
  - Charges for debt extinguishment costs and rate lock losses totaling approximately $79 million, after-tax, will be recorded in 3Q2010

Note: See Safe Harbor Statement at the beginning of today's presentation.

Second Quarter 2010
Financial Performance – Drivers



Second Quarter 2009 Earnings Per Share from Continuing Operations	**$0.18**

Power Delivery

Network Transmission Revenue	0.04
ACE Basic Generation Service (primarily unbilled revenue)	0.04
Distribution Revenue – Weather	0.03
Distribution Revenue – Rate Increases	0.02
Distribution Revenue – Other (primarily customer growth)	0.02
Operation and Maintenance	0.02
Depreciation	(0.01)

Pepco Energy Services	–
Income Tax Adjustments	0.03
Other, Net	(0.03)

Second Quarter 2010 Earnings Per Share from Continuing Operations	**$0.34**

Year-to-Date 2010 Financial Performance – Drivers



Year-to-Date 2009 Earnings Per Share from Continuing Operations, excluding special item*	**$0.33**

Power Delivery

ACE Basic Generation Service (primarily unbilled revenue)	0.05
Network Transmission Revenue	0.04
Distribution Revenue – Rate Increases	0.04
Distribution Revenue – Other (primarily customer growth)	0.04
Distribution Revenue – Weather	0.01
Other	0.01
Operation and Maintenance	(0.02)
Depreciation	(0.02)
Pepco Energy Services	0.03
Income Tax Adjustments	(0.01)
Other, Net	(0.03)

Year-to-Date 2010 Earnings Per Share from Continuing Operations	**$0.47**

* Excludes Mirant settlement special item of $0.04 per share. Year-to-date 2009 earnings from continuing operations are $0.37 per share.

Earnings Guidance and Outlook





Earnings Per Share Ranges

Reflects earnings per share from ongoing operations (GAAP results excluding special, unusual or extraordinary items). See appendix for assumptions.

Note: See Safe Harbor Statement at the beginning of today's presentation.



POM Investment Case

- Robust T&D growth – over $5 billion planned investment, 42% in transmission

- Smart grid underway – aided by $168 million in stimulus funds

- Reasonable regulatory outlook – including FERC formula rates

- No equity issuance needs until at least 2012

- Commitment to the current dividend

- Clear value proposition – fundamentally a regulated T&D business

> *We are positioned to provide an attractive total return to our shareholders and growth for the future*



Appendix

Sales and Customer Growth

| | Sales (GWh)* | | Forecasted Annual Average Growth | | | |
| | | | Sales | | Customer | |
	2009	2010	2009-2010	2009-2014	2009-2010	2009-2014
Pepco	26,530	26,930	1.5%	1.5%	1.0%	0.9%
Delmarva Power	12,515	12,508	-0.1%	0.6%	0.9%	1.2%
Atlantic City Electric	9,738	9,839	1.0%	1.0%	0.9%	1.0%
Total Power Delivery	48,783	49,277	1.0%	1.1%	0.9%	1.0%

*Weather Normalized Sales

While the economic downturn has slowed growth, we expect continued growth over the long-term across our service territory.

Note: See Safe Harbor Statement at the beginning of today's presentation.

MAPP – Construction Costs*

(Millions of Dollars)

	Pepco	Delmarva Power	Total
2008	$ 5	$ 1	$ 6
2009	22	8	30
2010	7	17	24
2011	129	117	246
2012	201	116	317
2013	114	183	297
2014	70	176	246
2015	-	55	55
TOTAL	$ 548	$ 673	$ 1,221

- In-service dates currently under review by PJM, which may affect timing of certain expenditures.

- Construction costs based on proposed route through Dorchester County, announced on 5/5/10.

* 2008 and 2009 actual costs; 2010 through 2015 planned costs

Note: See Safe Harbor Statement at the beginning of today's presentation.



Blueprint for the Future – Updated Costs

Construction Costs

(Millions of Dollars)	2008A	2009A	2010	2011	2012	2013	2014	Total
Advanced Metering Infrastructure (AMI)								
Atlantic City Electric[1]	$ -	$ -	$ -	$ -	$ -	$ 8	$ 92	**$ 100**
Delmarva Power[1]	-	12	49	18	40	-	-	**119**
Pepco[1]	-	-	43	89	19	-	-	**151**
AMI System Improvements	4	11	13	21	-	-	-	**49**
Meter Data Management System	3	2	10	-	-	-	-	**15**
Sub Total	$ 7	$ 25	$ 115	$ 128	$ 59	$ 8	$ 92	**$ 434**
DOE Reimbursement[2]	-	-	(25)	(58)	(17)	-	-	**(100)**
Total	**$ 7**	**$ 25**	**$ 90**	**$ 70**	**$ 42**	**$ 8**	**$ 92**	**$ 334**

Demand Response and Energy Efficiency Expenditures – 2010-2014[3]

	2010	2011	2012	2013	2014	Total
Pepco - District of Columbia	$ 6	$ 11	$ 5	$ 1	$ 1	**$ 24**
Pepco - Maryland	43	50	26	25	25	**169**
Delmarva - Delaware	-	4	5	3	2	**14**
Delmarva - Maryland	13	14	13	8	8	**56**
Atlantic City Electric - New Jersey	2	3	3	5	1	**14**
Sub Total	$64	$82	$52	$42	$37	**$277**
DOE Reimbursement[2]	(11)	(15)	(10)	-	-	**(36)**
Total	**$ 53**	**$ 67**	**$ 42**	**$ 42**	**$ 37**	**$ 241**

(1) Installation of AMI in Maryland and New Jersey is contingent on regulatory approval.

(2) DOE awarded PHI $168 million under the ARRA. $100 million will offset Blueprint construction costs and $30 million will offset other capital expenditures. $36 million will offset expenses associated with direct load control programs.

(3) Demand response and energy efficiency program costs are recorded as deferred regulatory assets.

Note: See Safe Harbor Statement at the beginning of today's presentation.

25

*Construction Expenditures**



PHI
Pepco Holdings, Inc

Chart: Construction Expenditures (in Millions), 2010–2014

Category	2010	2011	2012	2013	2014
Transmission	$179	$235	$245	$298	$208
MAPP	$24	$246	$317	$297	$246
Distribution	$445	$538	$608	$625	$648
Blueprint	$90	$70	$42	$8	$92
PES/Other	$16	$11	$17	$4	$4
Total	**$754**	**$1,100**	**$1,229**	**$1,232**	**$1,198**

Legend: ■ Transmission ■ MAPP ■ Distribution ■ Blueprint ■ PES/Other

Total projected capital expenditures are $5.5 billion over 5 years

* Shown net of DOE Capital Reimbursement Awards, excludes Conectiv Energy

Note: See Safe Harbor Statement at the beginning of today's presentation.

26



Earnings Guidance Assumptions

Power Delivery

- Normal weather and operating conditions
- Constructive regulatory outcomes for pending rate cases (Delmarva Power – Electric DE and Delmarva Power – Gas DE)
- Atlantic City Electric settlement reflected in rates June 1, 2010
- Additional rate cases reflect estimates based on projected rate base/cost-of-service growth and timing of filings
- Average forecasted growth in number of customers of 1% annually
- Average forecasted sales growth of 1% annually
- Construction expenditures of $738 million in 2010 and $1,089 million in 2011
- O&M expense, net of reimbursable/recoverable, of $648 million in 2010 (excluding February 2010 storm expense); forecasted increase of ~3% in 2011
- Incremental O&M expense of $15 million in 2010 due to February 2010 storm event
- Depreciation and amortization expense of $367 million in 2010 and $403 million in 2011

Note: See Safe Harbor Statement at the beginning of today's presentation.

Earnings Guidance Assumptions – Continued



Pepco Energy Services

- Growth in ESCO construction activity

- Retail Energy gross margins of $120 million in 2010 and $80 million in 2011

- Retail Energy O&M expense of $44 million in 2010 and $33 million in 2011

Conectiv Energy

- Conectiv Energy asset sale and liquidation are both included in discontinued operations (and therefore excluded from 2010 guidance and 2011 outlook)

PHI

- Conectiv Energy sale proceeds primarily used to pay down debt by end of 3Q2010

- Debt extinguishment costs excluded from 2010 guidance range

- Other non-regulated (primarily cross-border leases) earnings at approximate 2009 level

- Composite consolidated effective tax rate of approximately 38%

Note: See Safe Harbor Statement at the beginning of today's presentation.